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For Immediate Release                                 CONTACT:  Lee McGee
                                                                (410) 843-8704
                                                                Linda Palarino
                                                                (410) 843-8094


          SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES EXTENSION OF TENDER
 OFFER PERIOD AND REDUCTION OF THE SHARES OFFERED TO PURCHASE FROM 9.5 TO 7.5
                                MILLION SHARES


     Baltimore, MD, April 18, 2000 - Sylvan Learning Systems, Inc. (NASDAQ:
SLVN) today announced that it is extending the tender offer period for its self tender offer from 12:00 Midnight Eastern time, on April 17, 2000, until 12:00 Midnight Eastern time, on May 1, 2000. Additionally, Sylvan has reduced the number of shares offered to purchase to 7.5 million, from the original offer of
9.5 million shares, as a result of recent NASDAQ market volatility. Accordingly, the tender offer, proration period and withdrawal rights will expire at 12:00 Midnight Eastern time, on May 1, 2000, unless Sylvan extends the tender offer further. Sylvan commenced the tender offer on March 21, 2000, when it offered to purchase up to 9.5 million shares of its common stock at a price between $15.25 and $17.50 per share net to the seller in cash, without interest. All terms and conditions of the offer, including the price range for the purchase of the shares, as described in the Offer to Purchase continue to apply to the offer as extended.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company's common stock. The solicitation of offers to buy the company's common stock is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, which were previously filed with the Securities and Exchange Commission. Shareowners should read those materials carefully prior to making any decisions with respect to the tender offer because they contain important information, including the various terms and conditions of the offer. Copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer documents can be obtained for free by calling the Information Agent, D.F. King & Co., Inc. at 800-487-4870. Shareowners also can obtain the Offer to Purchase and related materials for free at the SEC's website at www.sec.gov.

About Sylvan Learning Systems

Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of educational services to families, schools and industry. The Sylvan Learning Centers and Contract Education Services divisions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, Teacher Training and accredited University offerings through the Wall Street Institute/ASPECT, Canter and Sylvan International Universities subsidiaries. Through its affiliate, Caliber Learning Network, Inc., Sylvan also has the ability to distribute world-class adult professional education and training programs.